EXHIBIT 99.5
                                                                    ------------



                                CFO CERTIFICATION

                       PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         In connection with the Annual Report of Advantage Energy Income Fund (the "Company"), Advantage Oil & Gas Ltd. and Advantage ExchangeCo Ltd. on Form 40-F/A for the fiscal year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter A. Hanrahan, Vice-President, Finance and Chief Financial Officer of Advantage Oil & Gas Ltd., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                          /s/ Peter A. Hanrahan
Date: November 15, 2005                   --------------------------------------
                                          Peter A. Hanrahan
                                          Vice-President, Finance and Chief
                                          Financial Officer of Advantage Oil &
                                          Gas Ltd.